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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C. 20549

                                SCHEDULE 13G

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           PRICE ENTERPRISES, INC.
                           -----------------------
                              (Name of Issuer)

                       COMMON STOCK, PAR VALUE $.0001
                       ------------------------------
                       (Title of Class of Securities)

                                 741444 20 2
                                 -----------
                               (CUSIP Number)

                              OCTOBER 23, 1998
                              ----------------
            Date of event which requires filing of this statement

                 Check the appropriate box to designate the
                rule pursuant to which this schedule is filed

                            / / Rule 13d - 1(b)
                            /X/ Rule 13d - 1(c)
                            / / Rule 13d - 1(d)

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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-------------------------------                ---------------------------------
 CUSIP No. 741444 20 2               13G         Page   2   of   7   Pages
                                                      -----    -----
-------------------------------                ---------------------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

      The San Diego Foundation  I.R.S. #95-2942582
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                         (a) [  ]
                                         (b) [  ]

--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION

               California

--------------------------------------------------------------------------------
       NUMBER OF            5    SOLE VOTING POWER
        SHARES                     465,031
                          ------------------------------------------------------
     BENEFICIALLY           6    SHARED VOTING POWER
       OWNED BY                  N/A
         EACH             ------------------------------------------------------
       REPORTING            7    SOLE DISPOSITIVE POWER
        PERSON                     465,031
         WITH             ------------------------------------------------------
                            8    SHARED DISPOSITIVE POWER
                                 N/A
--------------------------------------------------------------------------------
   9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                465,031
--------------------------------------------------------------------------------
  10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                / /

--------------------------------------------------------------------------------
  11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                3.5 %

--------------------------------------------------------------------------------
  12  TYPE OF REPORTING PERSON*

                CO
--------------------------------------------------------------------------------


                    *SEE INSTRUCTION BEFORE FILLING OUT!


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ITEM 1(a)

Name of Issuer:
Price Enterprises, Inc.

ITEM 1(b)

Address of Issuer's Principal Executive Offices:
4649 Morena Blvd.
San Diego, CA 92117

ITEM 2(a)-(c)

Name, Address and Citizenship of Person Filing:

The San Diego Foundation
1420 Kettner Blvd., Suite 500
San Diego, CA 92101

A California corporation

ITEM 2(d)

Title of Class of Securities:
Common Stock, Par Value $.0001

ITEM 2(e)

CUSIP Number:
741444 20 2

ITEM 3

Type of Person:
Not Applicable.

ITEM 4

Ownership:

(a)  Amount beneficially owned: 465,031

(b)  Percent of class: 3.5

(c)  Number of shares as to which the person has:

     (i)   sole power to vote or direct the vote: 465,031
     (ii)  shared power to vote or direct the vote: N/A
     (iii) sole power to dispose or to direct the disposition of 465,031
     (iv)  shared power to dispose or to direct the disposition of N/A.


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ITEM 5

Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: /X/

ITEM 6

Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

ITEM 7

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

ITEM 8

Identification and Classification of Members of the Group:
Not Applicable.

ITEM 9

Notice of Dissolution of Group:
Not Applicable.

ITEM 10

Certification:
(a)   Not Applicable.

(b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that effect.


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                                  SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    December 22, 1998.

                                  THE SAN DIEGO FOUNDATION

                                  By:    /s/ Robert Kelly
                                     ------------------------------------------
                                  Name:  Robert Kelly,
                                       ----------------------------------------
                                  Title: President and Chief Executive Officer
                                        ---------------------------------------



                                  By:    /s/ Jerry Ray
                                     ------------------------------------------
                                  Name:  Jerry Ray
                                       ----------------------------------------
                                  Title: Director, Administration and Finance
                                        ---------------------------------------